Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited)
	Three Months Ended
	March 31,		Twelve Months Ended December 31,
(dollar amounts in thousands)	2012	2011	2011	2010	2009		2008	2007
Earnings:

Income (loss) before income taxes	$205,447	$161,191	$707,234	$352,311	$(3,678,183)		$(296,008)	$22,643

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	23,091	25,652	97,035	102,969	155,269		351,672	431,320

Earnings available for fixed charges, excluding interest on deposits	228,538	186,843	804,269	455,280	(3,522,914)		55,664	453,963
Add: Interest on deposits	43,780	75,796	260,051	439,050	674,101		931,679	1,026,388

Earnings available for fixed charges, including interest on deposits	272,318	262,639	1,064,320	894,330	(2,848,813)		987,343	1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	18,948	21,751	81,004	87,537	139,754		334,952	415,063
Interest factor in net rental expense	4,143	3,901	16,031	15,432	15,515		16,720	16,257
Preferred stock dividends	8,049	7,703	30,813	172,032	174,756		46,400	—

Total fixed charges, excluding interest on deposits	31,140	33,355	127,848	275,001	330,025		398,072	431,320
Add: Interest on deposits	43,780	75,796	260,051	439,050	674,101		931,679	1,026,388

Total fixed charges, including interest on deposits	$74,920	$109,151	$387,899	$714,051	$1,004,126		$1,329,751	$1,457,708

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	7.34x	5.60x	6.29x	1.66x	(10.67	)x	0.14x	1.05x
Including interest on deposits	3.63x	2.41x	2.74x	1.25x	(2.84	)x	0.74x	1.02x